SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934(AMENDMENT NO. 22)

WESTMORELAND COAL COMPANY
(NAME OF ISSUER)

DEPOSITORY SHARES
(TITLE OF CLASS OF SECURITIES)
960878304

(CUSIP NUMBER)
FRANK T. VICINO, JR.
3312 NE 40TH STREET, FORT LAUDERDALE, FL 33308; 954-422-5710
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

February 10, 2010
(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(E), 13D-1(F) OR 13D-1(G), CHECK THE FOLLOWING BOX / /.

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 13D-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

SCHEDULE 13D

CUSIP NO 960878304

 (1) NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Vicino Family Holdings, Inc. ID# 20-2897305
--------------------------------------------------------------------------------
(2) CHECK THE APPROPRIATE BOX IF A (A) ☒
MEMBER OF A GROUP (SEE INSTRUCTIONS) (B) ☐
--------------------------------------------------------------------------------
(3) SEC USE ONLY
--------------------------------------------------------------------------------
(4) SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
--------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL ☐
PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(D) OR 2(E)
--------------------------------------------------------------------------------
(6) CITIZENSHIP OR PLACE OF ORGANIZATION:  Florida
--------------------------------------------------------------------------------
NUMBER OF SHARES       (7) SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH                                   0
REPORTING PERSON         ---------------------------------------------------------
WITH                                     (8) SHARED VOTING POWER
20,580
---------------------------------------------------------
(9) SOLE DISPOSITIVE POWER
0
---------------------------------------------------------
(10) SHARED DISPOSITIVE POWER
20,580
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
20,580
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) ☐
EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.2%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO
--------------------------------------------------------------------------------

CUSIP NO 960878304
--------------------------------------------------------------------------------
(1) NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Vicino Family Limited Partnership ID# 20-3022651
--------------------------------------------------------------------------------
(2) CHECK THE APPROPRIATE BOX IF A (A) ☒
MEMBER OF A GROUP (SEE INSTRUCTIONS) (B) ☐
--------------------------------------------------------------------------------
(3) SEC USE ONLY
--------------------------------------------------------------------------------
(4) SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
--------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL ☐
PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(D) OR 2(E)
--------------------------------------------------------------------------------
(6) CITIZENSHIP OR PLACE OF ORGANIZATION:  Florida
--------------------------------------------------------------------------------
NUMBER OF SHARES       (7) SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH                                0
REPORTING PERSON         ---------------------------------------------------------
WITH                                     (8) SHARED VOTING POWER
17,600
---------------------------------------------------------
(9) SOLE DISPOSITIVE POWER
0
---------------------------------------------------------
(10) SHARED DISPOSITIVE POWER
17,600
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
17,600
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) ☐
EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.8%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP NO 960878304
--------------------------------------------------------------------------------
(1) NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Frank T. Vicino Jr.
--------------------------------------------------------------------------------
(2) CHECK THE APPROPRIATE BOX IF A (A) ☒
MEMBER OF A GROUP (SEE INSTRUCTIONS) (B) ☐
--------------------------------------------------------------------------------
(3) SEC USE ONLY
--------------------------------------------------------------------------------
(4) SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, OO
--------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL ☐
PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(D) OR 2(E)
--------------------------------------------------------------------------------
(6) CITIZENSHIP OR PLACE OF ORGANIZATION:    USA
--------------------------------------------------------------------------------
NUMBER OF SHARES                                 (7) SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH                                                              86,250
REPORTING PERSON                                     ---------------------------------------------------------
WITH                                                                (8) SHARED VOTING POWER
21,980
---------------------------------------------------------
(9) SOLE DISPOSITIVE POWER
86,250
---------------------------------------------------------
(10) SHARED DISPOSITIVE POWER
21,980
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
108,230
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) ☐
EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.9%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, OO
--------------------------------------------------------------------------------

CUSIP NO 960878304
--------------------------------------------------------------------------------
(1) NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
F.T. Vicino Jr, ttee U/A dtd 9/26/1997 ID# 65-6251645
--------------------------------------------------------------------------------
(2) CHECK THE APPROPRIATE BOX IF A (A) ☒
MEMBER OF A GROUP (SEE INSTRUCTIONS) (B) ☐
--------------------------------------------------------------------------------
(3) SEC USE ONLY
--------------------------------------------------------------------------------
(4) SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
--------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL ☐
PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(D) OR 2(E)
--------------------------------------------------------------------------------
(6) CITIZENSHIP OR PLACE OF ORGANIZATION:  Florida
--------------------------------------------------------------------------------
NUMBER OF SHARES                        (7) SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH                                               0
REPORTING PERSON                          ---------------------------------------------------------
WITH                                                      (8) SHARED VOTING POWER
1,400
---------------------------------------------------------
(9) SOLE DISPOSITIVE POWER
0
---------------------------------------------------------
(10) SHARED DISPOSITIVE POWER
1,400
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
1,400
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) ☐
EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

ITEM 1. SECURITY AND ISSUER.

This Amendment to Schedule 13D is being filed by the Reporting Persons to further amend the Schedule 13D last amended December 10, 2008.  The equity securities to which this statement relates are the Depository Shares, each representing 1/4 of a share of series "A" Convertible Exchangeable Preferred Stock (the “Depository Shares”) of the issuer, Westmoreland Coal Company whose principal executive offices are located at 2 North Cascade Ave., 2nd Floor, Colorado Springs, CO.  80903.

ITEM 2. IDENTITY AND BACKGROUND.

A.           This Statement is filed by:

a)  Frank T. Vicino, Jr. (“FV”)
B)  F. T. Vicino Jr., Ttee U/A Dtd 9/26/1997 (“Trust”)
C)  Vicino Family Limited Partnership (“LP”)
D)  Vicino Family Holdings, Inc. (“Inc.”)

B.  The address of the principal business and principal office of each of FV, Trust, LP and Inc. is: 3312 NE 40th Street, Fort Lauderdale, Fl 33308

C)  The principal business of each of FV, Trust, LP and Inc. is: FV--president of F. Vicino Drywall, Inc., construction business, 15 NE 2nd Ave. Fort Lauderdale, Fl 33441; Trust-- was created for the benefit of FV's minor child; LP-- is to serve as a private investment limited partnership; Inc.--is the General Partner of Vicino Family Limited Partnership therefore, please refer to the information below for Inc. in satisfaction of Instruction C.

D)  None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

E)  None of the Reporting Persons has, during the last five years, been a party to a civil proceedings of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F)  FV is a US Citizen; Trust, LP and Inc. were organized under the laws of the State of Florida

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION. All securities of the Company owned by the reporting persons were purchased with personal funds, working capital and on margin. The securities were held in margin accounts at Merrill Lynch and other broker dealers on such firm’s usual terms and conditions. Different amounts were borrowed from time to time depending on the ratio of equity to debt in the account.

ITEM 4. PURPOSE OF TRANSACTION.
The original purpose of the transactions was the accumulation of Westmoreland Coal Co. Depository Shares with the expectation of high return and for investment purposes. In December 2009, FV requested that the Nominating and Corporate Governance Committee consider him as an outside director of the company on behalf of the preferred shareholders. In early February 2010, the Company advised FV that the Nominating and Corporate Governance Committee would recommend his nominating to the Board of Directors at the next annual meeting. On February 5, 2010, FV agreed to sit as one of the two nominees to the Board of Directors on behalf of the Preferred Shareholders. Other than this, the reporting persons have no plans or proposals relating to any of the other Items listed in a-c and e-j.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
The following disclosure of share ownership by the Reporting Persons is as of the date of this Amendment to Schedule 13D.  The percentages used herein and in the rest of Item 5 are calculated based upon 640,516  Depository Shares of the Company issued and outstanding as of November 2, 2009, as disclosed in the Company’s September 30, 2009 Quarterly Report on Form 10-Q filed with the SEC on November 9, 2009:

1. Vicino Family Holdings, Inc.

A. The aggregate number of Depository Shares beneficially owned is: 20,580
Percentage: 3.2%.

B. Sole power to vote or direct vote: 0
Shared power to vote or direct vote: 20,580
Sole power to dispose or direct the disposition: 0
Shared power to dispose or direct the disposition: 20,580: Vicino Family Holdings, Inc. has the power to dispose of 17,600 shares owned by Vicino Family Limited Partners, LP

C. Inc. has not engaged in any transactions in the Depository Shares in the last 60 days

 D. Vicino Family Holdings, Inc.: As the general partner of Vicino Family Limited Partnership, Inc. has the power to direct the affairs of Vicino Family Limited Partnership, including decisions respecting the receipt of dividends from and the disposition of the proceeds from the sale of the Depository Shares. Frank Vicino Jr. and Deborah Klamarus are the owners and officers of Vicino Family Holdings, Inc. and in that capacity direct its operations.  The Vicino Family Holdings, Inc. can also direct the receipt of dividends and the disposition of the proceeds from the sale of its own Depository Shares.

E. Inc. is not a 5% beneficial holder and is only identified herein due to its control by FV.

2. Vicino Family Limited Partnership

A. The aggregate number of Depository Shares beneficially owned is: 17,600, percentage: 2.8%.

B. Sole power to vote or direct vote: 0
Shared power to vote or direct vote: 17,600
Sole power to dispose or direct the disposition: 0
Shared power to dispose or direct the disposition: 17,600

C. LP has not engaged in any transactions in the Depository Shares in the last 60 days

D. Vicino Family Holdings, Inc., the general partner of Vicino Family Limited Partnership, has the power to direct the affairs of Vicino Family Limited Partnership, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, Depository Shares beneficially owned by Vicino Family Limited Partnership. Frank T. Vicino Jr. and Deborah Klamarus are the owners and officers of Vicino Family Holdings and in that capacity directs its operations.

E.  Inc. is not a 5% beneficial holder and is only identified herein due to its control by FV.

3. F.T. Vicino Jr. ttee u/a dtd 9/26/1997

A. the aggregate number of Depository Shares beneficially owned is: 1,400; percentage: 0.2%.

B. sole power to vote or direct vote:0
shared power to vote or direct vote: 1,400
sole power to dispose or direct the disposition: 0
shared power to dispose or direct the disposition: 1,400.

C. Trust has not engaged in any transactions in the Depository Shares in the last 60 days

D. Frank T. Vicino Jr. has the power to direct the receipt of dividends from, and the disposition of the proceeds from the sale of, the Depository Shares beneficially owned by the trust as trustee of the F.T. Vicino Jr. ttee
u/a dtd 9/26/1997

E.  Trust is not a 5% beneficial holder and is only identified herein due to its control by FV.

4. Frank T. Vicino, Jr.

A. The aggregate number of Depository Shares beneficially owned is: 108,230; percentage: 16.9%.

B. Sole power to vote or direct vote: 86,250
Shared power to vote or direct vote: 21,980
Sole power to dispose or direct the disposition: 0
Shared power to dispose or direct the disposition: 108,230

C. FV has not engaged in any transactions in the Depository Shares in the last 60 days

D. Except for his personal shares, Vicino Family Holdings, Inc. Vicino Family Limited Partnership, Deborah Klamarus, F.T. Vicino ttee u/a dtd 9/26/1997 and F.T. Vicino Jr ttee u/a dtd 9/26/1997 have the power to direct the receipt of dividends from, and the disposition of the proceeds from the sale of, the Depository Shares beneficially owned by FV

E. N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER.
On or about December 23, 1997, the reporting persons herein entered into an Agreement whereby Allen A. Blase would manage their investment account for the purpose of accumulating Westmoreland Coal Depository Shares.  That Agreement has been dissolved and, with the exception of the other beneficial ownership relationships that continue to exist and which are identified herein, each of the Reporting Persons identified in the December 10, 2008, 13D/A are no longer members of a group,.  Thus, FV continues to be the trustee of the F.T. Vicino ttee u/a dtd 9/26/1997 and F.T. Vicino Jr ttee u/a dtd 9/26/1997 trusts, and the one-half owner and a director along with Deborah Kalamerus, of the Vicino Family Holdings, Inc., which, in turn, is the general partner of the Vicino Family Limited Partnership.

Item 7. MATERIALS TO BE FILED AS EXHIBITS.
Agreement to filing statement jointly pursuant to 13d-1(k)(1)(iii).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2010

Reporting Persons:

./s/ Frank T. Vicino Jr
____________________________________
Name: Frank T. Vicino Jr
Title: Shareholder
Frank T. Vicino, individually, as President of Vicino Family Holdings, Inc., as Trustee For F.T. Vicino Jr.
ttee U/A dtd 9/26/1997 and on behalf of Vicino Family Holdings, Inc., General Partner of Vicino Family Limited
Partnership.

EXHIBIT 1
AGREEMENT TO FILING STATEMENT JOINTLY
-------------------------------------

The Undersigned Parties Hereby Certify That the Foregoing Is Filed On Behalf Of
Each One Of Them Individually, Pursuant To 13d-1(k)(1)(iii)

./s/ Frank T. Vicino Jr
--------------------------
Name: Frank T. Vicino Jr
Title: Shareholder
Frank T. Vicino, individually, as President of Vicino Family Holdings, Inc., as Trustee For F.T. Vicino Jr.
ttee U/A dtd 9/26/1997 and on behalf of Vicino Family Holdings, Inc., General Partner of Vicino Family Limited
Partnership.